Exhibit 99.3

For Immediate Release: August 31, 2022

Attention: Business Editors

VERSABANK REPORTS CONTINUED STRONG RESULTS FOR THIRD QUARTER 2022

– Quarter Highlighted by Another Record Loan Portfolio, Driven by 75% Year-Over-Year Growth in

Canadian Point-of-Sale Financing Business, and Record Revenue and Record Net Interest Income –

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our third quarter 2022 (“Q3 2022”) unaudited Interim Consolidated Financial Statements for the period ended July 31, 2022 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the third quarter of 2022 ended July 31, 2022. All figures are in Canadian dollars unless otherwise stated.

CONSOLIDATED AND SEGMENTED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended					As at or for the nine months ended
	July 31	April 30		July 31		July 31	July 31
(thousands of Canadian dollars except per share amounts)	2022	2022	Change	2021	Change	2022	2021	Change
Financial results
Revenue	$21,239	$18,635	14%	$15,729	35%	$58,140	$47,121	23%
Cost of funds(1)	1.94%	1.38%	41%	1.41%	38%	1.49%	1.36%	10%
Net interest margin(1)	2.76%	2.77%	0%	2.61%	6%	2.64%	2.78%	(5%)
Net interest margin on loans(1)	3.07%	3.11%	(1%)	3.23%	(5%)	3.04%	3.43%	(11%)
Net income	5,720	4,943	16%	5,436	5%	16,229	16,470	(1%)
Net income per common share basic and diluted	0.20	0.17	18%	0.25	(20%)	0.56	0.72	(22%)
Balance sheet and capital ratios
Total assets	$3,075,343	$2,692,146	14%	$2,285,771	35%	$3,075,343	$2,285,771	35%
Book value per common share(1)	12.14	11.94	2%	11.29	8%	12.14	11.29	8%
Common Equity Tier 1 (CET1) capital ratio	12.51%	13.66%	(8%)	11.94%	5%	12.51%	11.94%	5%
Total capital ratio	17.05%	18.68%	(9%)	17.93%	(5%)	17.05%	17.93%	(5%)
Leverage ratio	10.38%	11.63%	(11%)	9.99%	4%	10.38%	9.99%	4%

(1) See definitions under ‘Non-GAAP and Other Financial Measures' in the Q3 2022 Management’s Discussion and Analysis.

(thousands of Canadian dollars)
for the three months ended	July 31, 2022				April 30, 2022				July 31, 2021
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments				Adjustments
Net interest income	$20,062	$-	$-	$20,062	$17,242	$-	$-	$17,242	$14,542	$-	$-	$14,542
Non-interest income	12	1,206	(41)	1,177	1	1,434	(42)	1,393	2	1,226	(41)	1,187
Total revenue	20,074	1,206	(41)	21,239	17,243	1,434	(42)	18,635	14,544	1,226	(41)	15,729

Provision for (recovery of) credit losses	166	-	-	166	78	-	-	78	96	-	-	96
	19,908	1,206	(41)	21,073	17,165	1,434	(42)	18,557	14,448	1,226	(41)	15,633

Non-interest expenses:
Salaries and benefits	5,600	1,168	-	6,768	5,586	1,140	-	6,726	4,411	442	-	4,853
General and administrative	5,217	343	(41)	5,519	3,761	300	(42)	4,019	2,286	169	(41)	2,414
Premises and equipment	610	319	-	929	659	363	-	1,022	607	326	-	933
	11,427	1,830	(41)	13,216	10,006	1,803	(42)	11,767	7,304	937	(41)	8,200

Income (loss) before income taxes	8,481	(624)	-	7,857	7,159	(369)	-	6,790	7,144	289	-	7,433

Income tax provision	2,099	38	-	2,137	1,744	103	-	1,847	1,904	93	-	1,997

Net income (loss)	$6,382	$(662)	$-	$5,720	$5,415	$(472)	$-	$4,943	$5,240	$196	$-	$5,436

Total assets	$3,076,611	$21,796	$(23,064)	$3,075,343	$2,692,510	$21,386	$(21,750)	$2,692,146	$2,285,882	$18,323	$(18,434)	$2,285,771

Total liabilities	$2,725,820	$24,794	$(21,919)	$2,728,695	$2,347,610	$23,727	$(20,605)	$2,350,732	$2,030,180	$20,848	$(17,289)	$2,033,739

HIGHLIGHTS FOR THE THIRD QUARTER OF 2022

Consolidated

●

Consolidated revenue increased 35% year-over-year and 14% sequentially to a record $21.2 million due to higher net interest income generated by the Digital Banking operations (driven primarily by strong loan growth of 44% year-over-year and 15% sequentially);

●

Consolidated net income increased 5% year-over-year and 16% sequentially to $5.7 million, driven by higher revenue and offset partially by higher non-interest expense related to strategic investments in the Bank’s business development initiatives including the acquisition of a U.S. bank, the development of the U.S. Receivable Purchase Program (“RPP”) and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts; and,

●

Consolidated earnings per share was $0.20, a decrease of 20% year-over-year and an increase of 18% sequentially, with the year-over-year decrease being a function of the higher number of shares outstanding following the issuance of 6.3 million common shares via the Bank’s U.S. IPO on the Nasdaq in September 2021 (the “Common Share Offering”).

Digital Banking Operations

●

Loans increased 44% year-over-year and 15% sequentially to a record $2.81 billion driven by growth in the Bank’s Point-of-Sale (“POS”) Financing portfolio, which increased 75% year-over-year and 24% sequentially;

●	Digital Banking revenue increased 38% year-over-year and 16% sequentially to a record $20.1 million;
●

Net interest margin increased 15 bps, or 6%, year-over-year and decreased 1 bps, or less than 1%, sequentially to 2.76%, while net interest margin on loans decreased 16 bps, or 5%, year-over-year and decreased 4 bps, or 1% sequentially, to 3.07%;

●

Provision for Credit Losses (“PCLs”) as a percentage of average loans was 0.03%, compared with a 12-quarter average of -0.01%, which remains amongst the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks;

●

On June 14, 2022, VersaBank signed a definitive agreement to acquire Minnesota-based Stearns Bank Holdingford, N.A. (“SBH”), a privately held, wholly owned subsidiary of Stearns Financial Services Inc. (“SFSI”) based in St. Cloud, Minnesota, for an estimated USD$13.5 million (CAD$17.4 million). The transaction is anticipated to close before December 31, 2022, subject to customary closing conditions, including regulatory approval by both the Office of the Comptroller of the Currency, (“OCC”) in the U.S. and the Office of the Superintendent of Financial Institutions, (“OSFI”) in Canada;

●

Subsequent to the end of the quarter, on August 18, 2022, the Canadian Office of the Superintendent of Financial Institutions published an advisory, Interim arrangements for the regulatory capital and liquidity treatment of cryptoasset exposures. VersaBank believes its Digital Deposit Receipt model to be consistent with the content of OSFI’s advisory as VersaBank continues to evolve its model amidst the changing macro-environment.

●

Subsequent to quarter end, VersaBank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares through which the Bank may purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. If fully executed, the impact of the NCIB will not have a material impact on the Bank’s regulatory capital levels and ratios.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

●

Revenue and gross profit, which are generated by DRT Cyber Inc.’s, (“DRTC”) cybersecurity services business, increased 7% and decreased 2% year-over-year, respectively, and decreased 12% and 17% sequentially to $2.1 million and $1.2 million, respectively, with the sequential decreases being a function of lower engagements in the current quarter; and,

●

Net loss of $0.7 million compared to net income of $0.2 million in the third quarter of 2021 and net loss of $0.5 million in the second quarter of 2022, with the net losses being primarily attributable to higher costs related to investment in specific strategic growth initiatives (including continued preparation for commercial launch of the Canadian-dollar version of the Bank’s digital deposit receipts).

MANAGEMENT COMMENTARY

“The third quarter of 2022 saw continued strong momentum in loan growth in our core Digital Banking operations as a 75% year-over-year increase in our Canadian Point-of-Sale financing business drove our loan portfolio to another new high at more than $2.8 billion,” said David Taylor, President and Chief Executive Officer, VersaBank. “Our significant loan growth contributed to record quarterly revenue and record net interest income, and we returned to year-over-year and sequential growth in net income, even as our profitability was dampened by costs totaling approximately $3.0 million related to investments in multiple strategic growth initiatives, including our U.S. bank acquisition, our U.S. Receivable Purchase Program business and the Canadian-dollar version of our revolutionary Digital Deposit Receipts, all of which we expect will contribute to accelerated growth in both the short- and long-terms, as well as transitory costs associated with our Nasdaq listing last September. Importantly, during this period of significant loan growth, we increased net interest margin year-over-year. We expect continued strong performance for the remainder of the year and into 2023, driven by continued momentum in the Canadian Point-of-Sale business, incremental ramp up of the U.S. Receivable Purchase Program, as well as growth in the Cybersecurity Services component of DRTC, as we benefit from the significant investments made in 2022.”

“Of critical importance during the third quarter, we took a transformational next step in VersaBank’s long-term growth strategy with the signing of a definitive agreement to acquire a fully operational, OCC-chartered U.S. bank, Stearns Bank Holdingford, which will be renamed VersaBank USA upon closing, and will provide VersaBank with a platform from which to offer our unique and immensely successful Receivable Purchase Program (known in Canada as our Point-of-Sale Financing business) to the underserved U.S. market. Early response to our limited early roll out in the US $1.8 trillion and growing U.S. consumer and small business point-of-sale financing market continues to be very encouraging and we look forward to closing on this transaction to be able to fully capitalize on this opportunity.”

FINANCIAL REVIEW

Consolidated

Net Income – Net income for the third quarter of 2022 was $5.7 million, or $0.20 per common share (basic and diluted), compared to $4.9 million, or $0.17 per common share (basic and diluted) last quarter and $5.4 million, or $0.25 per common share (basic and diluted), for the same period a year ago. The year-over-year and quarter-over-quarter increases were a function of higher revenue attributable primarily to lending asset growth offset partially by higher non-interest expense attributable to investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development of the U.S. RPP and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year. The year-over-year trend also reflects the impact of higher insurance premiums attributable to VersaBank’s listing on the Nasdaq in September 2021, higher salary and benefits costs, and higher office expense resulting from the implementation of VersaBank’s return-to-work strategy, as well as the impact of a $166,000 provision for credit losses in the current quarter compared to a provision for credit losses in the amount of $96,000 a year ago.

Digital Banking Operations

Net Interest Margin – Net interest margin (or spread) for the quarter was 2.76% compared to 2.77% for the second quarter of 2022 and 2.61% for the same period a year ago. The year-over-year increase is primarily the result of deploying cash balances into higher yield, high quality securities.

Net Interest Margin on Loans – Net interest margin on loans for the quarter was 3.07% compared to 3.11% for the second quarter of 2022 and 3.23% for the same period a year ago. These trends are primarily the result of higher cost of funds attributable to changes in the Bank’s funding mix, as well as the Bank’s strategy to grow its POS Financing portfolio.

Net Interest Income – Net interest income for the quarter was $20.1 million compared to $17.2 million for the second quarter of 2022 and $14.5 million for the same period a year ago. The quarter-over-quarter and year-over year trends were a function primarily of higher interest income earned on higher lending asset balances and redeployment of available cash into higher yielding, low risk securities, offset partially by higher interest expense attributable to higher deposit balances.

Non-Interest Expenses – Non-interest expenses for the quarter were $13.2 million compared to $11.8 million for the second quarter of 2022 and $8.2 million for the same period a year ago. The year-over-year and sequential trends were a function primarily of strategic investments in the Bank’s business development initiatives including, but not limited to, the acquisition of a U.S. national bank, the development of the U.S. RPP program, and preparation for commercial launch of the Canadian-dollar version of VersaBank’s Digital Deposit Receipts. The year-over-year trend was also a function of higher insurance premiums attributable to VersaBank’s listing on the Nasdaq in September 2021, higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank, higher costs associated with employee retention and higher office and facility related costs attributable to implementation of the Bank’s return-to-work strategy. Investments associated with the acquisition and business of the U.S. bank are anticipated to be realized substantially by the end of the current fiscal year.

Provision for/Recovery of Credit Losses – Provision for credit losses for the quarter was $166,000 compared to a provision for credit losses of $78,000 for the second quarter of 2022 and a provision for credit losses of $96,000 for the same period a year ago. The year-over-year and sequential trends were a function primarily of higher lending asset balances and changes in the forward-looking information used by VersaBank in its credit risk models in the current quarter, offset partially by changes in the Bank’s lending asset portfolio mix.

Capital – At July 31, 2022, VersaBank’s total regulatory capital was $438 million compared to $432 million at April 30, 2022 and $340 million at July 31, 2021 and the Bank’s CET1 capital ratio was 12.51%, compared 13.66% at April 30, 2022 and 11.94% at July 31, 2021. The sequential capital ratio trends were a function primarily of retained earnings growth and changes to the Bank’s risk-weighted asset balances and composition. The year-over-year trends were a function primarily of the Common Share Offering in September 2021, retained earnings growth and changes to the Bank’s risk-weighted asset balances and composition.

Credit Quality – Gross impaired loans at July 31, 2022 were $1.4 million, $1.0 million of which was repaid on August 2, 2022, with the remainder scheduled to be repaid in early September 2022, compared to $nil last quarter and a year ago. The Bank’s allowance for expected credit losses, or ECL at July 31, 2022 was $1.70 million compared to $1.53 million last quarter and $1.73 million a year ago. The quarter-over-quarter and year-over-year ECL trends were a function primarily of the factors set out in the Provision for/Recovery of Credit Losses section above. VersaBank’s Provision for Credit Losses ratio continues to be one of the lowest in the Canadian banking industry, reflecting the very low risk profile of the Bank’s lending portfolio, enabling it to generate superior net interest margins by offering innovative, high-value deposit and lending solutions that address unmet needs in the banking industry through a highly efficient partner model.

Lending Operations: POS Financing – The POS Financing portfolio for the third quarter of 2022 increased 75% year-over-year and 24% sequentially to $2.0 billion as a function primarily of continued strong demand for home finance (albeit at a somewhat tempered rate), home improvement/HVAC receivable financing, and auto financing. Consumer spending in Canada is expected to remain stable as a tight labour market and higher wages mitigate the impact of higher interest rates and persistent inflation. The anticipated addition of new origination partners in both Canada and the U.S. are expected to contribute to continued strong growth in the Bank’s POS Financing portfolio over the remainder of fiscal 2022.

Lending Operations: Commercial Lending – The Commercial Lending portfolio for the third quarter of 2022 increased 1% year-over-year and decreased 3% sequentially to $804 million. VersaBank anticipates modest growth in the commercial mortgage sector over the remainder of fiscal 2022, specifically related to financing for residential housing property development.

Deposit Funding – Cost of funds for the third quarter of 2022 was 1.94%, up 56 bps sequentially and 53 bps year-over-year attributable primarily to the higher interest rate environment in which the Bank of Canada has increased its benchmark rate by 150 bps over the current quarter. Management continues to expect that commercial deposit volumes raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will return to growth in early fiscal 2023 as a function of an increase in the volume of consumer bankruptcy and proposal restructuring proceedings over the same timeframe attributable primarily to the Bank of Canada continuing to tighten monetary policy over at least the next two to three quarters. Further, VersaBank continues to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. Commercial deposits at July 31, 2022 were $591 million, down 1% year-over-year and down 3% sequentially.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

For the third quarter of 2022, DRTC revenue and gross profit, which are generated by DRTC cybersecurity services business, increased 7% and decreased 2% year-over-year, respectively, and decreased 12% and 17% sequentially to $2.1 million and $1.2 million, respectively, with the sequential decreases being a function of lower engagements in the current quarter. DRTC recorded a net loss for the quarter of $662,000 compared to net income of $196,000 a year ago and a net loss of $472,000 for the second quarter of 2022. The year-over-year and sequential trends were a function primarily of lower gross profit generated by DRTC and higher costs related to investments in specific strategic growth initiatives and new product development, including the preparation for commercial launch of the Canadian-dollar version of the Bank’s Digital Deposit Receipts.

FINANCIAL HIGHLIGHTS

(unaudited)	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
($CDN thousands except per share amounts)	2022	2021	2022	2021
Results of operations
Interest income	$34,177	$22,400	$84,745	$65,564
Net interest income	20,062	14,542	54,189	44,011
Non-interest income	1,177	1,187	3,951	3,110
Total revenue	21,239	15,729	58,140	47,121
Provision for (recovery of) credit losses	166	96	246	(159)
Non-interest expenses	13,216	8,200	35,619	24,629
Digital Banking	11,427	7,304	30,936	21,994
DRTC	1,830	937	4,807	2,745
Net income	5,720	5,436	16,229	16,470
Income per common share:
Basic	$0.20	$0.25	$0.56	$0.72
Diluted	$0.20	$0.25	$0.56	$0.72
Dividends paid on preferred shares	$247	$247	$741	$1,331
Dividends paid on common shares	$687	$528	$2,061	$1,584
Yield*	4.70%	4.02%	4.13%	4.14%
Cost of funds*	1.94%	1.41%	1.49%	1.36%
Net interest margin*	2.76%	2.61%	2.64%	2.78%
Net interest margin on loans*	3.07%	3.23%	3.04%	3.43%
Return on average common equity*	6.57%	8.72%	6.36%	8.72%
Book value per common share*	$12.14	$11.29	$12.14	$11.29
Efficiency ratio*	62%	52%	61%	52%
Efficiency ratio - Digital Banking*	57%	50%	57%	50%
Return on average total assets*	0.75%	0.93%	0.75%	0.96%
Gross impaired loans to total loans*	0.05%	0.00%	0.05%	0.00%
Provision (recovery) for credit losses as a % of average loans*	0.03%	0.02%	0.01%	(0.01%)
	as at
Balance Sheet Summary
Cash	$84,214	$297,005	$84,214	$297,005
Securities	133,682	-	133,682	-
Loans, net of allowance for credit losses	2,814,121	1,952,154	2,814,121	1,952,154
Average loans*	2,632,199	1,890,965	2,458,586	1,803,532
Total assets	3,075,343	2,285,771	3,075,343	2,285,771
Deposits	2,475,063	1,817,746	2,475,063	1,817,746
Subordinated notes payable	98,706	95,683	98,706	95,683
Shareholders' equity	346,648	252,032	346,648	252,032
Capital ratios**
Risk-weighted assets	$2,568,678	$1,897,695	$2,568,678	$1,897,695
Common Equity Tier 1 capital	321,386	226,516	321,386	226,516
Total regulatory capital	437,912	340,270	437,912	340,270
Common Equity Tier 1 (CET1) ratio	12.51%	11.94%	12.51%	11.94%
Tier 1 capital ratio	13.04%	12.66%	13.04%	12.66%
Total capital ratio	17.05%	17.93%	17.05%	17.93%
Leverage ratio	10.38%	9.99%	10.38%	9.99%
* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q3 2022 Management’s Discussion and Analysis.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2021.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, August 31, 2022, at 9:00 a.m. (EDT) to discuss its third quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details

Toll-free dial-in number:	1 (888) 664-6392 (Canada/U.S.)
Local dial-in number:	(416) 764-8659

Please call between 8:45 a.m. and 8:55 a.m. (EDT).

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://app.webinar.net/aZgOrVWj5yv or from the Bank’s web site.

Instant Replay

Toll-free dial-in number:	1 (888) 390-0541 (Canada/U.S.)
Local dial-in number:	(416) 764-8677
Passcode:	092643#
Expiry Date:	September 30th, 2022, at 11:59 p.m. (EDT)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at https://app.webinar.net/aZgOrVWj5yv and on the Bank’s web site.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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